FRANK J. HARITON $ ATTORNEY - AT - LAW
1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

November 23, 2011

Ms. Maryse Mills – Apenteng, Legal Cousel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Online-Redefined, Inc.

Registration Statement on Form S-1

Filed September 9, 2011

File No. 333-176752

Dear Ms. Mills Apenteng:

I am securities counsel to Online - Redefined, Inc. (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 1 to the above referenced Registration Statement (the “Amendment”) and in response to your letter dated October 6, 2011 (the “Letter”).

The Amendment represents (i) a response to the comments in the Letter; (ii) correction of certain material in the original filing; and (iii) where appropriate, a general updating.

The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.

We have made the requested changes to the prospectus cover page.

2.

The requested change has been made in the amendment.

3.

We have changed language in the amendment in response to the comment.

4.

We have indicated that we can fund operations for 12 months.

5.

We have revised the risk factor in response to the comment.

6.

Mr. Faiman’s age has been included.

7.

We have made the requested changes in response to the comment.

8.

The typographical error has been removed.

9.

We have revised our business description in response to the comment.

10.

We have added language under “Growth Strategy” in response to the comment.

11.

We have disclosed the absence of 10% customers.

12.

We have added language that indicates our plan is to add employees.

13.

We have attempted to eliminate references to “officers and directors” as appropriate throughout the document.

14.

We have expanded the MD&A section in response to the comment.

15.

The requested revisions have been made.

16.

We have searched the document for feminine pronouns.

17.

The disclosures in this section were substantially revised in response to the comment.

18.

The shares issued to Mr. Faiman were in exchange for his existing business and as a founder and, in our view, do not represent any form of compensation.

19.

The two sections have been reconciled, there was no compensation.  As indicated, Mr. Faiman advanced money to the Company.

20.

The undertakings have been revised.

We will file the appropriate letter when we request acceleration.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton